

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2020

Andres Campos
Chief Executive Officer
Betterware de Mexico, S.A. de C.V.
Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco, 45145, México

> **Re: Betterware de Mexico, S.A. de C.V.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed December 11, 2019**
> **File No. 333-233982**

Dear Mr. Campos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2019 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed December 11, 2019

Recent Developments Related to Betterware, page 26

1. We note that you have included disclosures regarding Betterware's operating results as of September 30, 2019, but you have not updated the interim financial statements and related disclosures for Betterware. Please clearly disclose, if true, that these are preliminary estimates of Betterware's operating results for the interim financial period ended September 30, 2019. Further, we note that you provide disclosure regarding, among other things, total items sold, net revenue, EBITDA, EBITDA margin, and free cash flow, but you do not provide estimates for operating costs, gross margin, or other similar line items that would balance your disclosure. In this regard, please revise your registration

statement to provide context for preliminary estimates, or remove these estimates from your filing. Alternatively, please update your filing to include interim financial statements and related disclosure for Betterware as of September 30, 2019, or remove the preliminary estimates.

Launch of web app platform, page 27

2.   We note your disclosure that, "[i]n October 2019, Betterware launched its B2C platform . . . introducing the sale of its products through a unique business model that connects the distribution network and the web app platform." With a view to understanding your business, please provide additional detail regarding this "unique business model," including how it differs from your current operations, and how it connects the distribution network and the web app platform. For example, disclose whether customers purchase items directly from the company through the platform, purchase from a distributor through the platform, and/or any other manner by which the platform connects the distribution network with the app.

Offering of additional 4.5 million shares, page 27

3.   We note your disclosure that "[t]he new offering will allow local institutional funds to participate in the Business Combination." Please clarify, if true, that the funds will not be participating directly in the Business Combination, but will be investing in the newly combined company. Alternatively, please clarify how these funds are participating in the Business Combination.

Comparative Per Share Data, page 36

4.   It does not appear that Pro Forma Combined shareholders' equity equivalent per share data - basic and diluted assuming no redemptions is properly computed based on an exchange ratio of 3.30 DD3 shares. Please revise or advise.

General

5.   We note that section forty of Chapter XV of the Bylaws of Betterware De Mexico, S.A. DE C.V. include an arbitration provision stating that "[a]ny dispute resulting from these bylaws will be finally resolved in accordance with the Arbitration Rules of the Mexican Arbitration Center (CAM), by an arbitrator appointed in accordance with such rules. The language of the arbitration proceeding will be Spanish, and the place of the arbitration proceeding will be Mexico City." Please amend your filing to include a description of the provision, and amend your filing and exhibit to clearly disclose whether this provision applies to federal securities law claims. If so, please amend your filing to disclose the risks to shareholders, including but not limited to increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision could discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. Please also address any

uncertainty about the enforceability of the provision. Finally please disclose that, by agreeing to be bound by the arbitration provision, investors cannot waive your compliance with federal securities laws and the rules and regulations promulgated thereunder.

You may contact Ta Tanisha Meadows at (202) 551-3322 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Simon